UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) Or 13(e)(1)

of the Securities Exchange Act of 1934

Aware, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock

Par Value $.01 Per Share

(Title of class of securities)

05453N-10-0

(CUSIP number of class of securities)

Robert A. Eckel

Chief Executive Officer & President

Aware, Inc.

76 Blanchard Road

Burlington, MA 01803

Telephone: (781) 687-0300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

William R. Kolb, Esq.

Daniel S. Clevenger, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

Telephone: (617) 832-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

ITEM 1. SUMMARY TERM SHEET.

The information set forth under the caption “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” in the Offer to Exchange Certain Outstanding Stock Options for New Options Under Aware’s 2023 Equity and Incentive Plan, dated January 19, 2024, attached hereto as Exhibit (a)(1)(A) (the “Offer to Exchange”), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the issuer is Aware, Inc. (“Aware”). The address of the principal executive offices of Aware is 76 Blanchard Road, Burlington, Massachusetts 01803. The telephone number of the principal executive offices of Aware is (781) 687-0300.

(b) Securities. This Tender Offer Statement on Schedule TO relates to a one-time stock option exchange program (“option exchange”) pursuant to which Aware is offering certain employees the opportunity to exchange certain options (“eligible options”) to purchase up to an aggregate of 2,260,000 shares of Aware’s common stock, whether vested or unvested, that were granted under Aware’s 2001 Nonqualified Stock Plan (the “2001 Plan”). These eligible options may be exchanged for a new option grant (a “New Option”) to purchase the common stock of Aware pursuant to and subject to the terms and conditions of the Offer to Exchange and the Aware, Inc. 2023 Equity and Incentive Plan. Aware’s executive officers are eligible to participate in the Exchange Offer on the same terms as all other Eligible Holders.

Employees who are eligible for the option exchange (“Eligible Participants”) include all active employees of Aware or any of its subsidiaries on the date of the Offer to Exchange and who remain active employees through the completion of the option exchange.

The subject class of securities consists of the eligible options. The actual number of New Options will depend on the number of shares of Aware common stock subject to the eligible options that are exchanged. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet—Overview”, “Summary Term Sheet—Questions and Answers” and “Risks of Participating in the Stock Option Exchange Program,” and Sections 2, 6 and 9 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “New Options Granted in the Option Exchange; Number of New Options; Completion Date,” “Acceptance of Options for Exchange; Grant of New Options,” and “Source and Amount of Consideration; Terms of New Options,” respectively, is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in Section 8 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Price Range of Shares Underlying the Options” is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

Aware is both the filing person and the issuer. The information set forth under Item 2(a) above is incorporated herein by reference. Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the Offer to Exchange under the caption “Summary Term Sheet—Overview”, “Summary Term Sheet—Questions and Answers” and Sections 1, 2, 3, 4, 5, 6, 7, 8, 9, 12, 13, 14 and 15 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Eligibility,” “New Options Granted in the Option Exchange; Number of New Options; Completion Date,” “Purposes of the Offer and Reasons for Structure of the Offer,” “Procedures for Electing to Exchange Options,” “Withdrawal Rights and Change of Election,” “Acceptance of Options for Exchange; Grant of New Options,” “Conditions of the Offer,” “price Range of Shares Underlying the Options,” “Source and Amount of Consideration; Terms of New Options,” “Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer,” “legal Matters; Regulatory approvals,” “Material Income Tax Consequences” and “Extension of Offer; Termination; Amendment,” respectively, is incorporated herein by reference.

(b) Purchases. The information set forth in Section 11 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in Section 11 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference. The documents filed herewith or incorporated herein by reference as Exhibit (d)(1) through Exhibit (d)(18) also contain information regarding agreements relating to securities of the Company.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet—Questions and Answers” and Section 3 under the caption “The Offer to Exchange” entitled “Purposes of the Offer and Reasons for Structure of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in Sections 6 and 12 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Acceptance of Options for Exchange; Grant of New Options” and “Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer,” respectively, is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Exchange under the caption “Summary Term Sheet—Questions and Answers” and Section 3 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Purposes of the Offer and Reasons for Structure of the Offer” is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in Section 9 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Source and Amount of Consideration; Terms of New Options” is incorporated herein by reference.

(b) Conditions. The information set forth in Section 7 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Conditions of the Offer” is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information set forth in Section 11 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in Section 11 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

(a) Financial Information. The information set forth in Schedule B to the Offer to Exchange and Sections 10 and 17 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Information Concerning Aware” and “Additional Information,” respectively, is incorporated herein by reference. The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023, are available electronically on the Securities and Exchange Commission’s website at http://www.sec.gov and are incorporated herein by reference.

(b) Pro Forma Financial Information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Sections 11 and 13 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” and “Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(c) Other Material Information. Not applicable.

ITEM 12.	EXHIBITS.

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for New Options Under Aware’s 2023 Equity and Incentive Plan

(a)(1)(B)	Election Form

(a)(1)(C)	Withdrawal Form

(a)(1)(D)	Form of Option Agreement

(a)(1)(E)	Form of Announcement Email to Eligible Holders

(a)(1)(F)	Form of Email Confirming Receipt of Election Form

(a)(1)(G)	Form of Email Confirming Receipt of Notice of Withdrawal of Election Form

(a)(1)(H)	Form of Reminder Email to Eligible Holders Regarding the Expiration of the Exchange Offer

(a)(1)(I)	Form of Expiration Notice Email

(a)(1)(J)	Form of Email to Eligible Holders Confirming Acceptance of Eligible Option(s)

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	2021 Employee Stock Purchase Plan, (filed as Annex A to the Company’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 9, 2021 and incorporated herein by reference).

(d)(2)	Form of Indemnification Agreement for Directors and Officers of Aware, Inc. (filed as Exhibit 10.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on February 22, 2011 and incorporated herein by reference).

(d)(3)	2001 Nonqualified Stock Plan (filed as Exhibit 99(d)(4) to the Company’s Schedule TO filed on March 3, 2003 and incorporated herein by reference).

(d)(4)	Form of Nonqualified Stock Option Agreement under the 2001 Nonqualified Stock Plan for options granted to executive officers and directors prior to May 21, 2008 (filed as Exhibit 10.6 to the Company’s Form 10-K for the year ended 2006 and incorporated herein by reference).

(d)(5)	Form of Nonqualified Stock Option Agreement under the 2001 Nonqualified Stock Plan for options granted to executive officers and directors from and after May 21, 2008 (filed as Exhibit 10.8 to Company’s Form 8-K filed on May 22, 2008 and incorporated herein by reference).

(d)(6)	Form of Unrestricted Stock Award for outside directors of Aware under the 2001 Nonqualified Stock Plan (filed as Exhibit 10.1 to Company’s Form 8-K filed with the Securities and Exchange Commission on July 28, 2010 and incorporated herein by reference).

(d)(7)	Form of Unrestricted Stock Award for officers of Aware under the 2001 Nonqualified Stock Plan (filed as Exhibit 10.2 to Company’s Form 8-K filed with the Securities and Exchange Commission on July 28, 2010 and incorporated herein by reference).

(d)(8)	Employment Agreement between Aware, Inc. and Robert A. Eckel (filed as Exhibit 10.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on September 19, 2019 and incorporated herein by reference).

(d)(9)	Performance Share Award Agreement between Aware, Inc. and Robert A. Eckel (filed as Exhibit 10.2 to the Company’s Form 8-K filed with the Securities and Exchange Commission on September 19, 2019 and incorporated herein by reference).

(d)(10)	Employment Agreement between Aware, Inc. and Robert M. Mungovan (filed as Exhibit 10.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on October 1, 2019 and incorporated herein by reference).

(d)(11)	Amendment to Employment Agreement dated as of July 15, 2022, by and between Aware, Inc. and Robert Mungovan (filed as Exhibit 10.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on July 20, 2022 and incorporated herein by reference).

(d)(12)	Employment Agreement between Aware, Inc. and Mohamed Lazzouni (filed as Exhibit 10.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on November 19, 2019 and incorporated herein by reference).

(d)(13)	Employment Agreement between Aware, Inc. and David B. Barcelo dated May 4, 2020 (filed as Exhibit 10.1 to Aware, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on May 4, 2020 and incorporated herein by reference).

(d)(14)	Letter Agreement dated as of November 13, 2023, by and between Aware, Inc. and David Barcelo (filed as Exhibit 10.1 to Aware Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on November 15, 2023 and incorporated herein by reference).

(d)(15)	Aware, Inc. 2022 Executive Bonus Plan (incorporated by reference to Item 5.02 of the Aware, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on March 1, 2022 and incorporated herein by reference).

(d)(16)	Amendment to Employment Agreement between Aware, Inc. and Robert Eckel dated March 27, 2020 (filed as Exhibit 10.3 to Aware Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on March 30, 2020 and incorporated herein by reference).

(d)(17)	Employment Agreement between Aware, Inc. and Craig Herman dated August 9, 2022 (filed as Exhibit 10.18 to Aware Inc. Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2023 and incorporated herein by reference).

(d)(18)	2023 Equity and Incentive Plan (filed as Exhibit 10.1 to Aware Inc. Current Report on Form 8-K filed with the Securities Exchange Commission on January 18, 2024 and incorporated herein by reference).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2024	Aware, Inc.

	By:	/s/ David K. Traverse
David K. Traverse
Principal Financial Officer